ISA INTERNATIONALE INC.
                               2560 RICE STREET
                              ST. PAUL, MN 55113
                             SEC File No. 1-16423

October 20, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 50549-0308

Attn: Mr. Michael Moran
Branch Chief

Dear Mr. Moran:

We are responding to your three points in your comment letter dated October 19, 2005 concerning our Form 8-K filed October 19, 2005.

1. Our Form 8-K filing will be restated to include the following statements:
During the two most recent reported fiscal years ended December 31, 2003 and September 30, 2004, the fiscal year ended September 30, 2005, and the subsequent interim period ending October 13, 2005:
  a. The Company has not consulted with our Auditors regarding any matter that was either subject of disagreement or reportable events as defined in
Item 304(a)(1)(iv)(A) of Regulation S-B and the related instructions to
Item 304(a)(1(iv)(A) of Regulation S-B.
  b. There have been no disagreements with Stonefield Josephson, Inc. or our previous auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

Our revised submission will also state the actual date of resignation of Stonefield Josephson, Inc., which was October 13, 2005, rather than through the date of the report as incorrectly stated.

2. In future submissions we will include exhibits as a separate file attached to the submission. We apologize for incorporating the letter in the main document rather than as an exhibit file on this submission. The Company has requested Stonefield Josephson, Inc. provide a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. Their response letter is expected within the next several days and will be included in a revised submission to comply with the requirements of Item 304(a)(3) of Regulation S-B.

3. Attached as an exhibit to this correspondence is a copy of the letter of resignation from our former auditor George Brenner. It will be included in a revised Form 8-K correcting our Form 8-K filing of August 5, 2004 to be filed this week to indicate there were no disagreements with our certifying accountant up to and including the interim period through the date of his resignation. The letter states he did not have any accounting differences with our Company and our counsel. This will respond to points 7,8, and 9 of your earlier comment letter dated October 19, 2005.



The registrant hereby acknowledges that:
1. it is responsible for the adequacy and accuracy of the disclosure in our filings;
2. staff comments or changes reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
3. the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our desire to fully comply with the reporting requirements of the SEC. Please contact me at 651-483-3114 or by fax at 651-489-2254 if you have additional comments or questions.


Sincerely,

/s/Bernard L. Brodkorb
President
ISA Internationale Inc.

Exhibit 99.1 Letter from George Brenner dated August 4, 2004